Exhibit 99.1

Polyrizon Ltd., Company Number 513637025 (the “Company”)

Amended and Restated Equity incentive plan for the Company - for employees and officers, consultants and service providers

The plan is intended for the issuance of the Company’s options or other equity based awards, for the purpose of compensating Employees and officers, consultants and service providers of the Company and/or companies in the Company’s Group, in accordance with Section 102 of the Income Tax Ordinance [new edition] 1961 in the capital gains track, all in accordance with the conditions set forth in this Plan below.

1.	Introduction and Definitions

1.1.	Any expression in this Plan, which refers to the individual, will also apply in relation to the plural and vice versa, and every expression that relates to one sex will also apply in relation to the opposite sex, unless a different interpretation arises from the content.

1.2.	The definitions set forth below shall have, in this Plan, the meaning set out by their side unless the written content requires otherwise:

“Option” -	An option, exercisable into Ordinary Shares of the Company, all in accordance with and subject to the provisions of this Plan;

“ 3(i) Grant”-	An Award to be exercised under section 3(i) of the Income Tax Ordinance, which has been allotted to a non-eligible Offeree;

“Controlling Shareholders of the Company”-	As defined in Section 32(9) of the Ordinance;

“Award Agreement”-	An agreement or other document defining the terms of a specific Award under the Plan;

“Ordinance” and\or “Income Tax Ordinance”-	Income Tax Ordinance [New Edition], 1961 and all Rules and/or regulations and/or orders and/or any other provisions issued or to be issued under it and/or its decision made under it, and all amendments thereto, and in particular the Rules (as defined below), as amended;

“Award”	The issuance of an Option or other equity-based issuance under the Plan, including, without limiting, Restricted Shares and Restricted Share Units. All Award’s shall be approved in an Award Agreement which shall govern its terms.

“Section 102”	The provisions of Section 102 of the Income Tax Ordinance, as may be amended from time to time, including all regulations and/or Rules and/or orders that have been enacted or established pursuant to section 102;

“Rules of Section 102” or the “Rules”	Income Tax Rules (Tax relief in the issuance of shares to employees), 5763- 2003;

“Business Day”-	A day when most banks in Israel are open and active;

“Share” or “Ordinary Share”-	The Company’s ordinary shares of par value;

“Restricted Shares”	Issuance of Shares in accordance with Section 6 hereinafter;

“Exercised Shares”-	As defined in Section 14.1 below;

“Offeree/Participant”	The persons entitled to participate in the Plan and receive Awards, including Employees, directors, consultants of the Company and any of the Company Group, or any other person, who have been granted Awards in accordance with the provisions of this Plan;

“Eligible Participant”	An Employee of the Company or Affiliate Company serving as a director or office holder of the Company, which is not a Controlling Shareholders of the Company;

“Cause”	Any of the following: (a) A conviction of a flagrant offense or one that affects the company and/or Affiliated Companies; (b) Refusal of Offeree to comply with a reasonable instruction of his superiors, including the board of directors, CEO and direct manager of the Offeree, in connection with the Company’s business and/or with the business of Affiliated Companies, which could be performed under applicable laws; (c) Embezzlement of Company funds and/or Affiliated Companies’ funds; (d) breach of fiduciary duty towards the Company and/or towards Affiliated Companies, including disclosure of confidential information regarding the company and/or Affiliated Companies; (e) Any act or omission (other than conduct in good faith) which in the opinion of the board of directors is significantly harmful to the Company and/or Affiliated Companies; (f) Circumstances that do not give the offeree the right to receive severance pay in accordance with the provisions of any law;

“Employee”	An employee in accordance with Section 102 is – an employee, director and officer in the Company or Affiliated Company, who has been issued Award letters in accordance with this Plan;

“Transaction”	Any of the following: (1) merger, acquisition, reorganization of the Company with or into another company, when the Company is not the surviving company; (2) the sale of all or a substantial portion of the Company’s assets or Shares; (3) the issuance of the Company’s Shares to the public on the stock exchange (as defined in the Companies Act, 5759-1999);

“Company”	Polyrizon Ltd.

“Company Group” or “Affiliate Companies” -	The Company, the Controlling Shareholders of the Company, and companies controlled by the Company and/or the Controlling Shareholders of the Company, directly and/or indirectly;

“Fair Market Value”	Shall mean, as of any date, the value of Shares, determined as follows: (a) If the Shares are listed on any established securities exchange, the Fair Market Value of a Share shall be (a) the closing sales price for such Shares (or the closing bid, if no sales were reported) as traded on such exchange or market (or the exchange or market with the greatest volume of trading in the Shares) on the last market trading day prior to the day of determination, as reported in a recognized daily business newspaper or internet site or such other source as the Board of Directors deems reliable, or (2) In the absence of such exchanges for the Shares, the Fair Market Value shall be determined in good faith by the Board.

(b) With respect to the capital gains track only, for the purpose of determining tax liability in accordance with Section 102(b)(3) of the Ordinance, if at the grant date the Company’s Shares are traded on a stock exchange, or if the Company’s Shares will be listed for trading within ninety (90) days from the grant date, the Fair Market Value of the Shares on the grant date will be determined based on the average value of the Company’s Shares during the thirty (30) days preceding the grant date or the thirty (30) days following the listing date, as applicable.

“Plan” or “Incentive Plan”-	This Plan as may be amended from time to time

“Deposit Requirements”	With respect to Award through a Trustee, this refers to the requirement to entrust the Award with a Trustee in accordance with the requirements of Section 102 and Income Tax Regulations, to ensure the allocation complies with the conditions for Trustee-based Awards. As of the date of the program’s approval, the deposit requirements for Trustee-based Awards are as follows: (a) Within 45 days from the date the Award is approved by the Administrator, the Company must deliver to the Trustee the written resolution approving the grant of the Award, including a complete list of Awards details (participant’s name and identification number, type and quantity of Award, grant date, vesting date, exercise price, expiration date, etc.). (b) Regarding the grant of options, the company must deliver to the Trustee within 90 days from the date the Option Grant is approved by the Administrator the signed Award Agreements or any other signed document indicating the Eligible Participant’s consent to the grant of Options. (c) Regarding the grant of Restricted Shares, the original share certificate registered in the name of the Trustee for the benefit of the Eligible Participant must be submitted to the Trustee within 90 days from the Administrator’s resolution approving the grant of the Award. If the Company does not issue share certificates, a copy of the shareholders’ register must be provided to the Trustee, indicating the number of shares allocated in the Trustee’s name for the benefit of the Eligible Participant, or the Shares must be deposited in a financial institution in an account managed in the name of the Trustee.

2.	The Plan’s Framework - Capital Gains Tax Track, Earned Income Track; 3(i) Track

2.1.	This Plan shall be subject to, construed and comply with all the requirements of Section 102 of the Ordinance and any written approval by the Israeli tax authorities.

2.2.	This Plan and the issuances by virtue of it, are subject to the provisions of Section 102 and Section 3(i) of the Ordinance - capital gains tax track and earned income track, as they exist from time to time, and the rules thereunder, and the Offerees are obliged to act in accordance with the provisions of the Ordinance and the Rules.

2.3.	Issuance of Awards under this Plan will be made to a trustee who will be appointed by the Company at its sole discretion (hereinafter: the “Trustee”), as a trustee for each Offeree, or any other trustee elected by the Company. The terms of the trust will be as specified in a trust agreement to be signed between the Company and the Trustee (hereinafter: “Trust Agreement”), which will be attached as an appendix to this Plan and the Award Agreement.

2.4.	In order for an Offeree to pay the fixed tax rates for the capital gains tax track, the Offeree may not transfer and/or sell the Exercised Shares held by the Trustee until the elapse of 24 months from the date of issuance of the Awards to the Trustee for the Offeree, or any other period approved by the Israeli tax authorities. (Hereinafter: “Blocking Period”).

2.5.	In the event of a distribution of bonus shares and/or Exercised Shares (hereinafter: the “Additional Rights”), all Additional Rights will be issued to the Trustee for the benefit of the Offeree and will be held by the Trustee until the end of the Blocking Period of the Awards for which the rights were issued. The provisions of the capital gains tax track will apply to the Additional Rights.

2.6.	In any event where the Offeree transfers and/or sells the Exercised Shares held by the Trustee before the end of the Blocking Period (hereinafter: the “Breach”), the Offeree will pay all taxes required to be paid due to the Breach, in accordance with the provisions of section 7 of the Rules. The Offeree will indemnify The Company for any expenses incurred by the Company due to the said Breach, including payment of the employer’s portion to the National Security Institute.

2.7.	For avoidance of doubt, the provisions of Section 102 of the Ordinance, comes in addition to any other provisions set forth in the Plan and the provisions of Section 102 of the Ordinance shall not derogate from the provisions of this Plan, including provisions regarding Vesting Dates, as defined in section 7 below and/or any other provision limiting the Offeree’s ability to exercise the Awards or transfer the shares from the Trustee.

2.8.	It is hereby clarified that, the Company will be entitled under this Plan, to issue Awards to other Offerees who do not comply with the rules of Section 102 of the Ordinance (including consultants, etc.) as well as to foreign Offerees, in which case the provisions of this Plan will apply mutatis mutandis, the issuance to Israeli Offerees will be made in accordance with the provisions of Section 3(i) of the Ordinance and/or any other relevant provision of law, the issuance to foreign Offerees shall be subject to the taxation laws applicable to them.

3.	The Number of Shares to be Issued According to the Plan

Subject to the following, the total number of Awards to be issued under this Plan shall be determined by the Company’s Board of Directors, from time to time and in its sole discretion. The number of shares that will result from the exercise of the Awards will be subject to the issuance of an Exercise Notice and adjustments, as set forth in this Plan.

4.	The Plan’s Administrator

4.1.	The Company’s Board of Directors (in this Section 4 the “Administrator”) is responsible for managing the Plan. If the Administrator appoints a committee, such committee shall include the number of members as determined from time to time by the Company’s Board of Directors. The Board of Directors shall appoint the committee members and may, from time to time, remove or add members to the committee.

4.2.	A committee if appointed, shall select one of its members to serve as the Chairperson of the committee and shall convene meetings at such times and places as it deems appropriate. Decisions made at these meetings, attended by a majority of the committee members or all its members, shall be valid for all intents and purposes as committee decisions.

4.3.	Subject to the terms of the Plan, the Administrator shall have the authority and discretion regarding the determination of: (a) the identity of the Participants in the Plan; (b) the number of Options, Restricted Shares, or other equity-based Award under the Plan; (c) the issuance dates; (d) the terms of the Award, including, but not limited to, vesting terms, exercise price, exercise period, acceleration, and other conditions applicable to a specific Award; (e) the format of the Award agreement or other documents related to the Award; and (f) any other matter required or appropriate for the regulation of the grant of Awards and/or the management, clarification, interpretation, and implementation of the Plan. The Board of Directors may delegate its aforementioned powers, subject to the Company’s articles of association and any other applicable laws governing the Company, provided that the Board of Directors may always exercise its powers under the Plan, even if such powers have been delegated.

4.4.	A member of the Board of Directors or a committee authorized to manage the Plan shall not be held liable for any action or decision made in good faith in connection with the Plan or any Award granted pursuant to the Plan. Subject to the approval of the Company’s shareholders and required consents, the Company shall indemnify, up to the maximum amount permitted by law, the members of the Board of Directors and/or the committee for any payment, expense (including advisor fees), or liability (including amounts paid under a settlement, subject to the Company’s consent) related to or arising from any action or decision concerning the Plan, except where such action results from bad faith or negligence on the part of the Board of Directors or committee member. This indemnification is in addition to any other indemnification rights arising from membership in the Board of Directors, the Company’s articles of association, agreements, shareholder or disinterested director resolutions, insurance policies, or any other document.

4.5.	The Administrator may adopt, amend, and revoke rules and practices related to the Plan, interpret the provisions of this Plan and any Award Agreement under it, adopt Plan appendices, and manage the Plan as deemed appropriate. The Administrator’s interpretation of any provision of this Plan or an Award Agreement is final and binding unless otherwise determined by the Board of Directors. For the avoidance of doubt, the Board of Directors may, at any time, act and decide instead of the Administrator or the committee. The Administrator may correct any defect or inconsistency in the Plan, or any related agreement as needed to ensure the proper functioning of the Plan and its grants.

4.6.	The Administrator may adopt appendices, provisions, and clauses for individuals employed, residing, or subject to taxation in other territories to ensure compliance with relevant laws and regulations.

5.	Issuance of Options

5.1.	The issuance of an Option to an Offeree in accordance with the Plan will be made through a written option agreement between the Company and the Offeree in the form approved by the board of directors (the “Option Agreement(s)”). Each Option Agreement shall specify, inter alia, the number of Shares to be derived from the exercise of the Option, the Vesting Dates, the exercise price, the expiration date of the Option and other terms as determined by the board of directors, subject to the Plan’s provisions and special terms as determined by the board of directors. In the event of an individual arrangement in an Options Agreement that differs from the general arrangement in the Plan, the provisions of the Option Agreement will apply in relation to that specific Offeree and the Options that are the subject of that Option Agreement.

5.2.	Any issuance of Options under the Plan will be made only after compliance with all of the conditions set forth below:

(a)	Not before the elapse of 30 days from the date on which the Plan was submitted for approval to the tax authorities in Israel, in accordance with the provisions of Section 102 of the Ordinance (for offerees under Section 102);

(b)	Obtaining the necessary approvals for issuances under the Plan by the authorizing bodies of the Company, in accordance with applicable laws.

5.3.	The date of issuance of the Options shall be the date on which the Company decided to issue the Options under the name of the Trustee for each Offeree according to Section 102 or the issuance of Options in the name of an Offeree who does not fall under Section 102, in accordance with the provisions of this Plan.

5.4.	The Options, which will be issued to the Trustee for the Offerees under this Plan, will be Issued for no consideration.

5.5.	The exercise price for each Option issued under this Plan for each convertible Option into an Exercised Share shall be determined in the Option Agreement (hereinafter: the “Exercise Price”). The Exercise Price is not linked to any index or exchange rate, unless otherwise determined by the Company’s board of directors.

6.	Restricted Shares and Other Equity-Based Allocations

6.1.	Eligibility. Restricted Shares may be issued to any Participant, either independently or together with other Awards under the Plan. The Company’s Board of Directors shall determine to whom and when Restricted Shares will be granted, the purchase price (if any) to be paid by the Participant (subject to Section 6.2), the expiration dates of the issuance (if any), vesting schedules (if any), rights to accelerate vesting periods (if any), and any other terms of the Award. The Board of Directors, at its sole discretion, may condition the issuance or vesting of Restricted Shares on the achievement of specific performance goals or other targets. Unless otherwise determined by the Board of Directors, Participants shall not be permitted to sell or transfer Restricted Shares issued to them under the Plan for a period determined by the Board of Directors (if such a period is determined) (“the Restriction Period”), commencing on the issuance date, as specified in the relevant Award Agreement.

6.2.	Issuance Terms. Participants to whom Restricted Shares are issued, shall have no rights concerning the issuance unless they submit a complete and signed copy of the Award Agreement to the Company, demonstrating compliance with the terms of the issuance. The purchase price of Restricted Shares shall be determined by the Board of Directors and shall not, in any case, be less than the minimum threshold prescribed by law. Participants must confirm the issuance of Restricted Shares within 21 days (or within any shorter period determined by the Board of Directors) from the date of issuance by signing the Award Agreement and paying the purchase price, if such a price is determined by the Board of Directors.

6.3.	Share Certificate. A share certificate shall be issued to each Participant receiving Restricted Shares, representing the Restricted Shares issued to them, unless the Board of Directors opts for an alternative method, such as a share register as proof of ownership of Restricted Shares. The share certificate shall be registered in the Participant’s name or the Trustee’s name, as required, and shall include a reference to the conditions and restrictions applicable to the issuance, in a format determined by the Board of Directors.

6.4.	Additional Terms. Restricted Share issuance shall be subject to additional terms as determined by the Board of Directors from time to time.

6.5.	Other Equity-Based Issuance. Other equity-based Issuance (including, without limitation, restricted share units and performance shares) may be granted, either together with other Awards under the Plan or independently, to eligible Participants in accordance with terms determined by the Board of Directors, including, without limitation, in one or more appendices to the Plan adopted by the Board of Directors.

7.	Exercise Rights

7.1.	The rights of each Offeree to exercise the Award issued to the Trustee him, including any possibility of advancing or deferring this right, will be realized at the dates specified in the Award Agreement (hereinafter: the “Vesting Dates”).

7.2.	The Offeree’s rights to exercise the Award, on the Vesting Dates, as set out in the Award Agreement, may be conditional on the continuation of his employment or tenure or the provision of services by the Offeree in a company of the Company’s Group, meeting the Offeree’s targets, all in accordance with section 13 below or the terms of the Award Agreement.

7.3.	No Awards shall be made under the Plan to directors and officers unless such Awards are approved in accordance with the provisions of the Companies Law concerning the approval of remuneration for directors and officers.

7.4.	Eligible Participants may receive Awards with or without a Trustee. Non-eligible Participants may only be granted Section 3(i) Grants or other equity-based grants in accordance with the law.

8.	Election of Section 102 Tax Track

8.1.	Issuances made under Section 102, whether as Options or other equity-based Awards, shall be granted subject to: (a) Section 102(b)(2) of the Income Tax Ordinance concerning the capital gains track, or (b) Section 102(b)(1) of the Income Tax Ordinance concerning the earned income track.

8.2.	The Company’s selection of one of these two tax tracks for issuing shares to Employees through a Trustee shall be submitted to the tax authorities. Under the provisions of Section 102, after the Company reports its choice to the tax authorities, a change in the selected tax route shall only be permissible after at least 12 months have passed since the end of the calendar year in which the first issuance was made under the original choice. For the avoidance of doubt, the Company’s choice shall not prevent it from making non-Trustee issuances to eligible Participants at any time.

8.3.	An Eligible Participant may be granted Awards either through a Trustee or without a Trustee. Non-eligible Participants may only receive Section 3(i) Grants. The Award Agreement or relevant documentation shall specify whether the Award is through a Trustee, without a Trustee, or a Section 3(i) Grant. If the Award is through a Trustee, it shall also specify whether it follows the capital gains track or the earned income track.

8.4.	Issuance through a Trustee under this Plan may only be made after 30 days have passed since the submission of the required reports to the tax authorities and are subject to the provisions of the Income Tax Ordinance.

9.	Terms of Section 102 Issuance via Trustee

9.1.	Any Award granted through a Trustee shall be deemed granted on the date determined by the Board of Directors when approving the Award, as stated in the Company’s grant notice, provided the Company has met the Deposit Requirements.

9.2.	Upon Award granted through a Trustee, all Options, equity-based Awards, and/or shares resulting from the exercise of Options or the vesting of other equity-based Awards shall be registered under the Trustee’s name and held in trust for the Participant during the lock-up period. After the lock-up period, the Trustee may transfer the Options or Shares to the Eligible Participant only if: (a) The Trustee receives confirmation from the tax authorities that all required taxes under the Income Tax Ordinance have been paid, or (b) The Trustee and/or the Company or its affiliate has actually deducted the required taxes.

9.3.	All Awards granted through a Trustee (whether under the capital gains track or the earned income track) shall be subject to the relevant provisions of Section 102 and the Income Tax Ordinance, which shall take precedence over any conflicting terms of the Plan or Award Agreement. All provisions of the Income Tax Ordinance, regulations, rules, and any approval or instruction from the tax authorities shall bind Eligible Participants. The Trustee and each Eligible Participant receiving an Award through a Trustee shall comply with the provisions of the Income Tax Ordinance and the trust agreement between the Company and the Trustee. The Eligible Participant also agrees to sign any document the Company or Trustee requires to comply with applicable laws, including Section 102.

9.4.	During the lock-up period, Eligible Participants shall not request the Trustee to release, transfer, or sell the Options, equity-based Awards, or any other securities derived from these rights (including bonus shares) to the Participant or any third party unless permitted under Section 102.

Notwithstanding the foregoing, the Trustee may, upon written request and subject to legal restrictions, release and transfer such securities to the Participant or a third party, provided that: (a) All applicable taxes have been paid or deducted by the Participant, Trustee, or Company. (b) The Trustee has received written confirmation from the Company that all conditions for the release and transfer under the Company’s governing documents, the Plan, relevant agreements, and applicable law have been met. For avoidance of doubt, any sale, transfer, or release of securities during the lock-up period may result in tax implications for breaching the lock-up period under Section 102. In any event, without limiting the provisions of Section 17 below, the Eligible Participant shall bear sole responsibility for any tax liabilities resulting from such transfers to third parties (including taxes and other payments the Company may be required to pay that would not have applied if the securities were not released during the lock-up period).

9.5.	If shares are held by a Trustee for a Participant under this Plan and the Company declares a capital distribution, capital reduction, and/or grant of additional rights, such rights shall be subject to the Plan’s provisions. The lock-up period for these rights shall commence on the same date as the lock-up period for the original grant. If a cash dividend is distributed for Shares held by the Trustee, the Trustee shall transfer the dividend income to the Eligible Participant after deducting taxes and mandatory payments, subject to any other tax authority instructions or requirements.

9.6.	If an Option granted through a Trustee is exercised during the lock-up period, the exercised shares shall be registered under the Trustee’s name and held for the Eligible Participant. If the Option is exercised after the lock-up period, the Eligible Participant may choose to have such Shares (a) registered under the Trustee’s name or (b) transferred directly to them, provided the Eligible Participant has met all Plan conditions, including tax requirements.

9.7.	For capital gains track only, the Fair Market Value of Shares, for tax liability purposes under Section 102(b)(3) of the Income Tax Ordinance shall be determined as follows: If, on the grant date, the Company’s shares are traded on a stock exchange or are listed for trading within 90 days of the grant date, the Fair Market Value of the shares on the grant date shall be based on the average market value of the Shares during the 30 days preceding the grant or the 30 days following the listing date, as applicable.

10.	Exercising Awards

10.1.	Subject to the provisions of this Plan, an Offeree shall be entitled to exercise an Award, in whole or in part, for which the Vesting Dates have been reached, during the Award Term, as defined in section 11 below, by sending a written exercise notice signed by the Offeree to the Company’s registered office and the Trustee (in the event these are Options under Section 102), which will include, inter alia, the name of the Offeree and his ID number and the number of Awards that the Offeree wishes to exercise (hereinafter: the “Exercise Notice”). An Exercise Notice will be delivered to the Company only on a Business Day.

10.2.	Within 14 days from the date of receipt of the Exercise Notice by the Company in addition to the full Exercise Price in cash (hereinafter: the “Exercise Date”), the Company will allot the Exercised Shares.

10.3.	The Company will maintain an Offerees registry in its registered office, in which the Company’s Offerees’ names will be registered, their addresses and the number of Awards registered in their name.

11.	Award Term

All Awards issued to the Offeree or the Trustee on behalf of an Offeree under this Plan, but not exercised, shall expire and be revoked at 17:00, Israel time, at the end of ten (10) years from the date of their grant to the Offeree or Trustee on behalf of the Offeree under Section 102 (hereinafter: the “Award Term”), Unless they have expired earlier, in accordance with the provisions of section 13 below.

12.	Term of the Plan

12.1.	This Plan will be in effect for a period of ten (10) years from the date of its approval by the Company’s board of directors, unless the Company’s board of directors decides to terminate it earlier. Awards granted under this Plan shall be valid for a period of ten (10) years unless the board of directors determines otherwise, expressly, in the Award Agreement. An Award that is not exercised within ten (10) years will expire, and all the rights of the Participant in relation to the Awards will become null and void.

12.2.	Notwithstanding anything to the contrary in the Plan, the board of directors may, at any time, amend, suspend or terminate, retroactively or otherwise, the entire Plan or part thereof (including any change intended to ensure that the Company complies with the law), and provided that other then, amending a written error, amendments required under applicable laws or stated in the Plan, the Offeree’s rights in relation to the Awards granted to him before the amendment, suspension or termination, will not be effected without the Offeree’s consent. The board of directors may change the terms of the issuance granted to the Offeree, retroactively or in the future, provided that except for amendments of written errors, amendments arising from the law, accounting rules applicable or explicit in the Plan, the Offeree’s rights with regards to the Awards granted to him before the change will not be effected without the Offeree’s Consent.

12.3.	Notwithstanding anything to the contrary in the Plan, the board of directors may carry out the following actions: (a) an increase in the number of shares that may be issued under the Plan; (B) an extension of the term of the Plan; (C) a substantial expansion of the group eligible to participate in the Plan; (D) an expansion of the type of Awards and/or benefits provided under the Plan.

13.	Expiration of the Awards

13.1.	The Awards issued under this Plan will expire in any of the following events:

(a)	Exercised Options will expire upon the issuance date of the Exercised Shares in their place.

(b)	Awards will expire and will not be exercisable upon the elapse of the Award Term;

(c)	Awards, which the Offeree’s rights to exercise them under Article 16 below has been terminated or unless otherwise stated in the Award Agreement, will expire and will not give that Offeree any right.

13.2.	An Offeree’s Award exercise right that has been terminated, in accordance with the provisions of section 16 below, will return to the options pool held by the Trustee, the Company will be entitled to grant the Option again, in the future, to Offerees, in accordance with the provisions of this Plan.

14.	Exercised Shares

14.1.	The Shares that will be issued as a result of exercising any Awards under this Plan (hereinafter: the “Exercised Shares”) will be equal in their rights to the Company’s Shares in all matters immediately upon their issuance, and will be entitled to any dividend or other benefit, whereby the effective date for determining the right to receive them shall apply on the day of their issuance due to the exercise of the Award or thereafter.

14.2.	In any event where the Offeree will be entitled to receive rights and/or bonus shares and/or any other right granted to the Offeree by virtue of the Awards and/or the Exercise Shares (hereinafter: the “Rights”) and on the determining date of distribution of rights, the Awards and/or Exercised Shares were held by the Trustee, the Rights will be transferred to the Trustee, who will deduct withholding tax in accordance with applicable laws, if and to the extent applicable, and the provisions of section 2.5 above shall apply to any such distribution and/or issuance as aforesaid.

14.3.	In the event the Company distributes a cash dividend and on the determining date for the distribution of the dividend, the Trustee held Exercised Shares for any of the Offerees, the Company will transfer to the Trustee dividend amounts in respect of the Exercised Shares held by the Trustee for each Offeree, the Trustee will deduct withholding tax, if applicable, and thereafter will transfer the dividend amounts (after tax deduction) to the Offeree.

14.4.	As long as the Shares are held for the benefit of Offerees by the Trustee, the voting rights attached to the Exercised Shares are hereby irrevocably assigned to the Company’s representative, to be determined from time to time by the board of directors, whereby the aforementioned representative may, but is not obligated to vote at any general meeting of the Company, In accordance with the existing voting ratio of the other shareholders. The Offeree shall sign a proxy in the form to be determined by the Company that empowers the aforesaid representative to vote at any such general meeting as aforesaid.

14.5.	The Offeree and/or the person acting on his behalf, irrevocably waives any claim against the aforesaid representative and undertakes not to raise any claim in connection with the abovementioned representative’s vote at the shareholders meetings and undertakes to indemnify the abovementioned representative for any damage and or expense incurred by him as a result of voting and/or abstaining from voting on behalf of the Exercised Shares at the meetings.

15.	Adjustments

15.1.	In the event of a change in the Company’s issued share capital by way of distribution of Bonus shares or of a share split, replacement or reverse split of the Company’s share capital, or any corporate capital event of a substantially similar nature, the Company shall execute, in accordance with the board of directors decision in its sole and final discretion, the necessary changes or adjustments in relation to the number and type of Exercise Shares in respect of the Awards not yet exercised by the Offeree and/or the Exercise Price of each Award. The total Exercise Price of all the Awards will not change as a result of making the necessary changes and adjustments as aforesaid.

15.2.	Upon the occurrence of any of the following events, the right of the Offeree to exercise Awards under the Plan shall be subject to the adjustments set forth below:

15.2.1.	In the event of a Transaction (as defined above) when there are Awards that have not yet been exercised by virtue of the Plan, the Company will notify all Award holders regarding the Transaction, and each Award holder will have ten (10) days to exercise the vested Awards that have not yet been exercised into Shares in accordance with the exercise provisions set out in section 10 above. Upon the elapse of the ten days, all Awards that have not yet been exercised into Shares up to that date will expire immediately.

15.2.2.	In the event of a Transaction, unless otherwise stated in the Award Agreement, any Award granted under the Plan that has not yet been exercised because the Vesting Date has not yet occurred will be replaced or converted from Awards into Shares, in accordance with the number of unexercised shares under the Award Agreement, or into any other security of the acquiring company (or parent company or subsidiary of the acquiring company), which were distributed to the Company’s shareholders against the Shares in respect of such Transaction, and appropriate adjustments will be made to the Exercise Price per Share, which will reflect such an event, and all other terms of the Award Agreement, including Vesting Dates shall remain in full force and effect, all as determined by the board of directors whose decision shall be exclusive and final. The Company will notify the Offeree of the Transaction in a manner that the Company deems appropriate, at least seven (7) days before the date of completion of the Transaction. on the date of completion of the Transaction, Awards that have reached their Vesting Dates and the Company has not received an Exercise Notice for them, will expire.

15.2.3.	Without derogating from the aforesaid and subject to the provisions of any applicable law and the provisions of the Award Agreement, the board of directors has the authority to determine in its sole and final discretion, that upon an occurrence of a Transaction as set forth in clause 15.2.1 above, whereby the acquiring company (or parent company or subsidiary of the acquiring company) does not agree to convert or replace the Awards, the Vesting Dates of all or part of the Awards, that have not yet been vested, shall accelerate. The Offeree will be entitled to exercise these Awardsinto Shares within ten (10) days before the closing date of the Transaction.

15.2.4.	For the purposes of section 15.2.2 above, the Award will be considered replaced or converted if, following the Transaction, the Award grants the right to purchase or receive, in respect of any Share to be granted under an Award immediately before the Transaction, the consideration (whether shares, options, cash or securities or other property ) which will be received from the Transaction by the shareholders in respect of each Share held at the closing date of the Transaction (and if such holders were given a choice as to the consideration, the type of consideration chosen by the holders of the majority of the Shares); Provided that if such consideration received in the case of a Transaction is not in ordinary shares (or equivalent) of the acquiring company (or its parent company or subsidiary), the board of directors may, after receiving the acquiring company’s consent, determine that the consideration received by exercising the Award will only be ordinary shares (or their equivalent) of the acquiring company (or its parent company or subsidiary), whereby the market price of the shares is equal to the price per share received by the majority of the shareholders in the Transaction; And subject to the board of directors being able to determined, at their discretion, that in such a case of replacement or conversion of an Award against an option of the acquiring company, such Award shall be exchanged against any other type of asset, including cash, in a fair manner under the existing circumstances.

15.2.5.	Should it be decided to voluntarily dissolve the Company while there are Award that have not yet been exercised by virtue of the Plan, the Company will notify all Award holders regarding the said decision, and each Award holder will have ten (10) days to exercise the vested Awards that have not yet been exercised into Shares, in accordance with provisions set out in section 10 above. Upon the expiration of the ten days, all Awards that have not yet been exercised into Shares will expire immediately, whether vested or not.

15.2.6.	The Company’s board of directors may, in its sole discretion, set additional provisions in the Award Agreement of each Offeree under this Plan with regards to adjustments of the Exercise Price.

16.	Termination of Employment or Appointment

16.1.	Other than the exceptions listed in section 16.3 below, if, before the elapse of the Vesting Dates:

(a)	The employee-employer relationship between the Offeree and the Company in which he is employed during the term of this Plan will be terminated for any reason, or the service agreement between the Offeree and the Company will be terminated for any reason; or

(b)	The Offeree who serves as a director of the Company will cease to serve as a director of the Company and/or cease to provide services to the Company for any reason;

Notice of termination of employment or engagement or appointment as aforesaid shall be considered a termination of employment or engagement or appointment and the date of such notice shall be hereinafter referred to as the “Termination Date”.

Then, had it not been determined otherwise in the Award Agreement, on the Termination Date, the Offeree’s entitlement to the Awards, which have not yet been vested, shall expire.

16.2.	Without derogating from the provisions of section 16.1 above and unless otherwise provided in the Offeree’s Award Agreement, the Offeree may exercise Awards after the Termination Date for an additional period after the Termination Date, but only in respect of Awards that have been fully vested on the Termination Date, and all as listed below:

1)	In an event of termination of the relationship for no “Cause”, the Offeree will have the right to exercise the Awards he was entitled to exercise under the Award Agreement in accordance with the Vesting Dates and provided they have not expired, for a period of ninety (90) days after Termination.

2)	In an event of termination of the relationship due to death or disability of the Offeree, the Offeree or his legal heirs shall have the right to exercise the Awards that the Offeree was entitled to exercise under the Award Agreement in accordance with the Vesting Dates and provided they have not yet expired, for a period of twelve (12) months after the termination of the relationship.

3)	The board of directors has approved, prior to the Termination Date, an extension of the terms of the Vesting Dates of the Awards that have not yet been exercised beyond the date of termination of the relationship for a period not exceeding the original term set for the exercise of the Awards.

For the avoidance of doubt, in the event that the termination of the relationship is for “Cause”, or in the event that the Offeree appointed as a director of the Company ceases to serve as a director of a company in the Company Group upon the initiative of a company in the Company Group under the circumstances in which restrictions apply to the director’s term as set out in any applicable laws, and as detailed in section 226(a) and 227 of the Companies Act 5759-1999, then the Awards will expire for all intents and purposes (whether or not the Offeree at the time of termination of the relationship was entitled to exercise some of the Awards), and the Offeree will have no right in connection with the Awards.

Restricted Shares: Unless otherwise determined in the Award Agreement, upon the termination of the participant’s engagement with the Company or an affiliated company, for any reason, any unvested shares as of the Termination Date shall be canceled, forfeited, or repurchased, in accordance with the terms of the Award Agreement.

16.3.	Notwithstanding the provisions of section 16.1 above, in the event of

a.	Complete loss of work capacity, as defined below, of the Offeree; or

b.	Death of the Offeree (G-d forbid).

The Offeree, or his heirs in the event of death, shall be entitled to exercise the all the Awards issued to the Trustee on behalf of the Offeree, immediately after the event as stated in subsection (a) or (b) above, regardless of completion or in completion of the Vesting Dates applicable to the Offeree, the aforementioned is subject to the provisions of Section 102 of the Ordinance in relation to the capital gains tax track and the Rules, the Vesting Dates, as stated in Section 7 above, and the rest of the provisions of this Plan.

For the purposes of this section 16.3, “complete loss of work capacity” shall be considered a permanent physical and/or mental condition, lasting at least six (6) months, caused as a result of an illness or accident, which prevents the Offeree from engaging in a profession and/or occupation which match his educational level, experience and previous skills, all as determined by the absolute and final discretion of the Company’s board of directors.

16.4.	Should the Offeree work in another company in the Company Group, the period of work of the Offeree in the other company will be regarded as a period of employment in the company in which he is employed at the time of this Plan, and all subject to obtaining appropriate approvals from the tax authorities, if applicable.

16.5.	For the purposes of this Section 16, retirement in accordance with applicable laws shall not be deemed under the provisions of any law or agreement as terminating the employer-employee relationship, subject to obtaining appropriate approvals from the tax authorities, if applicable.

16.6.	Unpaid Leave: Unless otherwise determined by the Board of Directors, the vesting of Awards granted under this Plan shall be suspended (and shall not continue) during any type of unpaid leave (for the duration of such leave).

17.	Taxes and Expenses

17.1.	This Plan shall be subject to, construed and comply with all the requirements of Section 102 of the Ordinance and any written approval by the Israeli tax authorities. All tax consequences under any applicable law, which will arise as a result of the issuance of the Awards and/or their designation and/or their exercise and/or their holding and/or sale of Shares (or any other security issued under the Plan) by or for the Offeree, shall be borne and paid by the Offeree. The Offeree will indemnify the Company and any company from the Company Group and/or the Trustee and will exempt them from any liability for any payment of tax and/or fine and/or interest and/or linkage as aforesaid.

17.2.	Whenever a payment is required to be made by the Offeree and/or a company from the Company Group and/or the Trustee through deducting withholding tax in connection with Awards issued to the Trustee on behalf of the Offeree and/or the Exercised Shares, the company from the Company Group as aforesaid and/or the Trustee, as the case may be, may demand from the Offeree an amount sufficient to cover any deduction of withholding tax as aforesaid. In any event where shares or any other property other than money are transferred following the exercise of Awards as aforesaid, the company from the Company Group and/or the Trustee will have the right to demand from the Offeree a sum of money sufficient to meet any deduction of withholding tax requirement, and if this amount is not transferred on time, the company from the Company Group and/or the Trustee, will have the right to hold or offset (subject to applicable laws) the Shares or any such property until the said payment is transferred by the Offeree.

17.3.	Before the tax has been paid as stated in Section 7 of the Rules, the Awards or Shares shall not be transferable, assignable, pledged, foreclosed or otherwise voluntarily encumbered, nor shall any power of attorney or deed of transfer be given in connection with them, either immediate or valid on a future date, except under a will or inheritance by law; If the Awards or Shares have been transferred by virtue of a will or inheritance in accordance with such law, the provisions of Section 102 of the Ordinance and the provisions of the Rules shall apply to the heirs or transferees of the Offeree.

17.4.	Expenses incurred in relation to the management and implementation of this Plan, if and to the extent applicable, shall be borne and paid by the Company.

18.	Non-Transferability of Awards and Shares.

18.1.	The Options or rights of the Offeree in connection with the Options, whether or not a payment has been made on their behalf, are not transferable, assignable, to be given as a guarantee, and no right to them may be granted to a third party, except as expressly stated in the Plan. During the Offeree’s life, all Offeree’s rights to purchase Shares by virtue of the Plan can only be realized by the Offeree.

Any such action, whether direct or indirect, whether valid immediately or in the future, shall be null and void.

18.2.	As long as the Exercise Shares are held by the Trustee for the benefit of the Offeree, then all of the Offeree’s rights are personal and may not be transferred, assigned, pledged, foreclosed or encumbered, except for transfer by virtue of a will or inheritance law.

18.3.	Restricted Shares Transfer Restrictions: Restricted Shares may not be transferred, assigned, pledged, or mortgaged except by will or by operation of law, prior to the expiration of the Restriction Period. Shares for which full consideration has not yet been paid may not be transferred, assigned, pledged, or mortgaged except by will or by operation of law. For the avoidance of doubt, the foregoing shall not limit the transferability of a Participant’s rights regarding Options or Shares that may be acquired upon their exercise following the Participant’s death to the Participant’s estate or heirs under will or by operation of law, whose rights shall be determined in accordance with Section 18.2 above or as determined by the Board of Directors.

19.	No Undertaking for Continuance of Employment or Receiving Services.

No provision in this Plan and/or in the Award Agreement shall be construed as an obligation and/or consent on the part of the Company and/or a company in the Company Group to continue to employ the Offeree or receive services from him, and any provision in an agreement and/or Plan shall not be construed as granting the Offeree any rights to continue being employed by the Company and/or a Company in the Company Group or to provide services to any of them, or as limiting the right of the Company and/or a company in the Company Group to terminate the employment of any Offeree or an agreement with any Offeree (in the event of a service provider) at any time. In addition, the Awards and/or Exercised Shares will not be taken into account in calculating any social benefits that the Offeree is entitled to by virtue of his employment by the Company.

20.	No Third-Party Rights to the Awards

Subject to the provisions of the Plan, no person other than the Offeree will have any rights in relation to the Awards issued to the Trustee on behalf of the Offeree under the Plan.

21.	Reservation of Sufficient Registered Share Capital

The Company undertakes to maintain, at all times, a sufficient number of Shares in its registered capital for the purpose of exercising the Awards to be issued under this Plan.

22.	Governing Law and Jurisdiction.

This Plan and all accompanying documents submitted or signed by the Company and/or a company from the Company Group in connection with this Plan will be interpreted and will be governed by the laws of the State of Israel. The competent courts of Tel Aviv-Yafo shall have the exclusive jurisdiction with regards to this Plan and all the accompanying documents as aforesaid.

23.	Non-Exclusivity of the Plan

The adoption of this Plan by the board of directors will not be construed as correcting, changing, canceling and/or replacing any prior approved incentive arrangement (insofar as it exists), or as limiting the board of director’s authority to adopt other arrangements to grant incentives to Offerees, including and without derogating from the aforesaid granting Awards that are not by virtue of the Plan, and the same arrangements may apply in general or in certain cases.

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